Exhibit 99.67
Consent of Independent Auditors
We hereby consent to the use in this Registration Statement on Form 40-F of Petroflow Energy Ltd. of our report dated April 18, 2008, except as to notes 1m, 4, 5, 11, 15, 17 and 18(a), which are as of May 27, 2008 and notes 18(b) and 20 which are as of June 9, 2008, on the consolidated balance sheets as at December 31, 2007 and 2006, and the consolidated statements of operations and deficit, comprehensive loss and accumulated other comprehensive gain (loss) and cash flows for each of the years ended December 31, 2007 and 2006, which appears in this Registration Statement on Form 40-F.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
Canada
June 10, 2008